LEAD MANAGING UNDERWRITER

STRUCTURING FEE AGREEMENT

December    , 2007

RMR Advisors, Inc.
400 Centre Street
Newton, MA 02458

Ladies and Gentlemen:

        Reference is made to the Equity Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), by and among RMR Dividend Capture Fund, a Massachusetts business trust (the "Fund"), RMR Advisors, Inc., a Massachusetts corporation (the "Advisor"), and each of the respective Underwriters named therein, with respect to the issue and sale of the Fund's Common Shares of Beneficial Interest, $0.001 par value (the "Common Shares"), as described therein (the "Offering"). Reference is also made to (i) the Investment Advisory Agreement dated July 12, 2007 (the "Advisory Agreement") entered into between the Advisor and the Fund, and (ii) the registration statement on Form N-2 (File Nos. 333-143783 and 811-22079) regarding the Common Shares of the Fund (the "Registration Statement"). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Underwriting Agreement.

        The Advisor hereby confirms its agreement with the Lead Managing Underwriter (as defined in Section 1 hereof) with respect to the additional compensation referred to in the "Underwriting" section of the Registration Statement, payable by the Advisor to the Lead Managing Underwriter. The Advisor agrees to pay to the Lead Managing Underwriter a structuring fee (the "Additional Compensation") as provided for in Section 2 hereof; provided, however, that such payments shall not, in the aggregate, exceed the "Maximum Additional Compensation Amount" (as defined in Section 3 hereof). The Additional Compensation shall be payable as set forth in Section 2 hereof.

        SECTION 1.    Lead Managing Underwriter.    For the purposes of this Lead Managing Underwriter Structuring Fee Agreement ("Structuring Fee Agreement"), RBC Capital Markets Corporation ("RBC"), an Underwriter of the Common Shares, shall be deemed to be the "Lead Managing Underwriter."

        SECTION 2.    Payment of Additional Compensation.

        (a)   At closing of the Offering, the Advisor shall pay the Additional Compensation of one percent (1.0%) of the sum of the Fund's net asset value attributable to the Fund's Common Shares sold in the Offering, excluding that portion of the Offering attributable to Common Shares sold to affiliates.

        (b)   All fees payable hereunder shall be paid to the Lead Managing Underwriter by wire transfer of immediately available funds within 15 days following the closing of the Offering. All fees payable hereunder shall be in addition to any fees paid by the Fund or the Advisor pursuant to the Underwriting Agreement.

        SECTION 3.    Maximum Additional Compensation Amount.    The "Maximum Additional Compensation Amount" payable by the Advisor hereunder shall be such amount as, when taken together with the amount of all other underwriting compensation received by any underwriters in connection with the offering of the Common Shares of the Fund, equals the maximum compensation allowed under the conduct rules of the Financial Industry Regulatory Authority, as such rules are then in effect; provided, that, notwithstanding the foregoing, the sum of (a) the Maximum Additional Compensation Amount plus (b) the aggregate amount of Underwriters' expenses reimbursed to the Underwriters by the Fund and the Advisor pursuant to the Underwriting Agreement will in no case exceed 4.5% of the total proceeds of the Offering.

        SECTION 4.    Term.    This Structuring Fee Agreement shall continue in effect until the payment by the Advisor to the Lead Managing Underwriter of the Maximum Additional Compensation Amount,

provided, however that Section 7 below shall survive any termination of this Structuring Fee Agreement.

        SECTION 5.    Certain Understandings.    The Advisor acknowledges that the Underwriters are not providing any advice hereunder as to the value of securities or regarding the advisability of purchasing or selling any securities for the Fund. No provision of this Structuring Fee Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of any Underwriter, and the Underwriters are not hereby agreeing, to: (a) furnish any advice or make any recommendations regarding the purchase or sale of portfolio securities, or (b) render any opinions, valuations or recommendations of any kind or to perform any such similar services. The Advisor represents and warrants that the profits derived from the Advisory Agreement will not result in a breach of the Advisor's fiduciary duties under Section 36 of the Investment Company Act of 1940, as amended, and accordingly, that the Additional Compensation payable hereunder does not involve an indirect use of the Fund's assets for distribution.

        SECTION 6.    Not Exclusive.    Nothing herein shall be construed as prohibiting any Underwriter or its respective affiliates from acting as such for any other clients (including other registered investment companies or other investment advisors).

        SECTION 7.    No Liability.    The Advisor agrees that the Lead Managing Underwriter shall have no liability to the Advisor or the Fund for any act or omission to act by such Lead Managing Underwriter in connection with this Structuring Fee Agreement, in the absence of gross negligence or willful misconduct on the part of the Lead Managing Underwriter. The Advisor agrees to indemnify and hold harmless the Lead Managing Underwriter and its respective officers, directors, agents and employees against any loss or expense arising out of or in connection with the Lead Managing Underwriter's performance under this Structuring Fee Agreement. This provision shall survive the termination, expiration or superseding of this Structuring Fee Agreement.

        SECTION 8.    Assignment.    This Structuring Fee Agreement may not be assigned by any party without the prior written consent of each other party.

        SECTION 9.    Amendment; Waiver.    No provision of this Structuring Fee Agreement may be amended or waived except by an instrument in writing signed by the parties hereto.

        SECTION 10.    Governing Law.    This Structuring Fee Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

        SECTION 11.    Counterparts.    This Structuring Fee Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Structuring Fee Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

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        If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Advisor and the Lead Managing Underwriter in accordance with its terms.

Very truly yours,
RBC CAPITAL MARKETS CORPORATION
By:
Name: Title: Managing Director

CONFIRMED AND ACCEPTED,
as of the date first above written:

RMR Advisors, Inc.

By:
Name: Title:

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